CollabRx, Inc.
44 Montgomery Street, Suite 800

San Francisco, California 94104

September 18, 2015

VIA EDGAR TRANSMISSION AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Katherine Wray

Re:	CollabRx, Inc. Registration Statement on Form S-4 Filed July 17, 2015
File No. 333-205733

Dear Ms. Wray:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-4 (File No. Registration No. 333-205733) (the “Registration Statement”) of CollabRx, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on September 22, 2015, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Goodwin Procter LLP, by calling William Davisson at (650) 752-3114.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Collabrx, inc.

By:	/s/ Thomas Mika
	Name:	Thomas Mika
	Title:	Chief Executive Officer

cc: William Davisson, Goodwin Procter LLP

[Signature page to SEC Acceleration Request]